PRIMERO REPORTS FOURTH QUARTER AND FULL-YEAR 2014 RESULTS;

RECORD PRODUCTION AND STRONG OPERATING CASH FLOW

(Please note that all dollar amounts in this news release are expressed in U.S. dollars unless otherwise indicated. Refer to the Company’s 2014 year-end management discussion and analysis (“MD&A”) and audited financial statements for more information.)

Toronto, Ontario, February 12, 2015 – Primero Mining Corp. (“Primero” or the “Company”) (TSX:P; NYSE:PPP) today reported financial and operational results for the fourth quarter and year ended December 31, 2014. On January 20, 2015 the Company reported record production of 225,100 gold equivalent ounces1, a 57% increase over 2013, at low cash costs2 of $687 per gold equivalent ounce. Today the Company reports record revenues in 2014 of $274.6 million, operating cash flow before changes in working capital3 of $73.7 million ($0.48 per share), a net loss of $224.4 million ($1.48 per share) including $209.0 million ($1.37 per share) in non-cash impairment charges4 and adjusted net income5 of $5.4 million ($0.04 per share).

Fourth Quarter and Full-Year 2014 Highlights:

•

Record Annual Production: Strong fourth quarter performance included 62,200 gold equivalent ounces from San Dimas and Black Fox combined, resulting in record 2014 production of 225,100 gold equivalent ounces, 57% higher than 2013 and within the Company’s guidance range.

•

Disciplined Cost Management: Fourth quarter cash costs of $701 per gold equivalent ounce resulted in 2014 cash costs of $687 per gold equivalent ounce and all-in sustaining costs[6] of $1,222 per ounce, within the Company’s guidance range and these are expected to decline in 2015.

•

Balance Sheet Strengthened: Total liquidity position of $62.4 million as at December 31, 2014, which has been boosted following the recent addition of $75 million of convertible unsecured subordinated debentures, maturing on February 28, 2020.

•

Record Revenues and Strong Operating Cash Flow: Primero generated record annual revenues of $274.6 million in 2014 and strong operating cash flow before working capital changes of $73.7 million ($0.48 per share).

•	Further Production Growth in 2015: Production is expected to increase further in 2015, by up to 20% over 2014, to between 250,000 and 270,000 gold equivalent ounces.

•

Strengthening our Management Team: Primero has increased the experience depth of the management team most recently with the addition of Ernest Mast as President and Chief Operating Officer, as well as by the addition of Wendy Kaufman as Chief Financial Officer in 2014.

“In 2014, Primero continued to deliver on its commitment to build a strong intermediate gold producer with a portfolio of high quality, low cost precious metals assets in the Americas,” stated Joseph F. Conway, Chief Executive Officer. “The Company now has diversified cash flow from two high-grade gold mines in top mining jurisdictions of North America. It also has a pipeline of organic growth poised to deliver increased production at competitive cash costs as the company moves forward. Our operating teams excelled in 2014 by delivering record production at first quartile all-in sustaining costs at our platform San Dimas mine in Mexico. They also began the optimization of the Black Fox mine in Canada, with aims to improve productivity, reduce costs and increase reserves and resources, just as they did with San Dimas over the last few years. At a corporate level we are focused on managing costs and will be closing our Mexico City and Vancouver offices early in 2015. We have also strengthened our management team with the addition of a seasoned C.O.O. to complement our new C.F.O. who also brings a depth of experience in mining. Combined, these efforts have created a strong foundation that will allow Primero to complete the organic growth planned in 2015 and beyond, positioning the Company for a period of strong cash flows and value creation for our shareholders.”

High-Grade Production from Top Jurisdictions in the Americas

Primero produced 62,200 gold equivalent ounces during the fourth quarter of 2014, at cash costs of $701 per gold equivalent ounce and all-in sustaining costs of $1,196 per ounce. This resulted in record 2014 production of 225,100 gold equivalent ounces at cash costs of $687 per gold equivalent ounce and all-in sustaining costs of $1,222 per ounce, representing a 57% increase in production over 2013 and within the Company’s guidance range.

San Dimas produced 41,900 gold equivalent ounces (35,800 ounces of gold and 1.74 million ounces of silver) during the fourth quarter at cash costs of $654 per gold equivalent ounce and all-in sustaining costs of $897 per ounce. This resulted in full-year 2014 production of 161,200 gold equivalent ounces (126,100 ounces of gold and 6.15 million ounces of silver from San Dimas) at cash costs of $628 per gold equivalent ounce and all-in sustaining costs of $826 per ounce. Production at San Dimas in 2014 was higher than 2013 as a result of higher throughput with the completion of the expansion of the mill to 2,500 tonnes per day (“TPD”). Average throughput in 2014 increased by approximately 17% over 2013 to 2,463 TPD (based on 365 day availability). The expansion of the mill combined with an increase in long-hole mining allowed the San Dimas mine and mill to operate more efficiently. The optimization program at San Dimas was also successful at further improving mining dilution and reducing process inefficiencies.

Black Fox produced 20,300 ounces of gold during the fourth quarter at cash costs of $799 per ounce and all-in sustaining costs of $1,374 per ounce. This resulted in 2014 production, from the March 5, 2014 acquisition date, of 63,900 ounces of gold at cash costs of $837 per ounce and all-in sustaining costs of $1,428 per ounce. The Company initiated an optimization program at Black Fox following its acquisition, increasing underground exploration and development throughout the year. The Black Fox mill operated at approximately 2,300 TPD in 2014, with over 70% of the ore coming from the open pit and only 30% coming from the underground, according to plan, as the Company focuses on building its underground stope inventory.

Strong Financial Results

Revenue in the fourth quarter of 2014 was $71.2 million, 49% higher than the $47.7 million in the fourth quarter 2013, as a result of the addition of the Black Fox Complex and the completion of the San Dimas mill expansion to 2,500 TPD. The Company sold 54,406 ounces of gold at an average realized price of $1,188 per ounce and 1.56 million ounces of silver at an average realized price of $4.20 per ounce in the fourth quarter of 2014, in accordance with the San Dimas silver purchase agreement7 and the Black Fox gold stream agreement8.

Gold produced at Black Fox is subject to a gold purchase agreement and as a result 1,148 ounces were sold to Sandstorm Gold Ltd. (“Sandstorm”) at a fixed price of $509 per ounce in the fourth quarter of 2014. Silver produced at San Dimas is subject to a silver purchase agreement and as a result 1.56 million ounces of silver were sold to Silver Wheaton Caymans (“Silver Wheaton”) at a fixed price of $4.20 per ounce. As of December 31, 2014 the Company has delivered 2.44 million ounces of silver into the San Dimas silver purchase agreement’s 6.0 million ounce annual threshold, after which the Company will begin selling 50% of the silver produced at San Dimas at spot market prices.

The Company incurred a net loss of $110.0 million ($0.69 per share) for the fourth quarter of 2014 compared with a net loss of $35.9 million ($0.31 per share) for the fourth quarter of 2013, mainly due to certain developments that the Company announced in its guidance news release on January 20, 2015 (the “2015 Guidance”) that required non-cash impairment charges against the carrying amount of the Black Fox mine and the Cerro del Gallo project. The non-cash charges against the Black Fox mine were primarily due to the early depletion of the open-pit, as disclosed in the 2015 Guidance, and the non-cash charges against the Cerro del Gallo project were primarily due to current economic conditions and the subsequent deferral of a construction decision, as also disclosed in the 2015 Guidance. The adjusted net loss for the fourth quarter was $5.1 million ($0.03 per share), compared to adjusted net income of $1.6 million ($0.01 per share) in the fourth quarter of 2013. Adjusted net loss/income primarily excludes the impact of impairment charges and prior quarter depletion adjustment related to the finalization of the Brigus purchase price allocation in 2014, deferred taxes due to foreign exchange rate changes on deferred tax balances in both periods and deferred taxes recorded on the enactment of a new royalty tax in Mexico in 2013.

Operating cash flow before working capital changes in the fourth quarter of 2014 was $18.2 million ($0.11 per share), compared to $14.0 million ($0.12 per share) in the fourth quarter of 2013.

For the twelve months ended December 31, 2014 revenue was a record $274.6 million compared to $200.3 million in 2013 as a result of selling 64% more gold ounces at an 11% lower average realized gold price and 4% less silver ounces at a 7% higher average realized silver price. In 2014 Primero sold 185,286 ounces of gold at an average realized price of $1,243 per ounce, and 5.94 million ounces of silver at an average realized price of $7.46 per ounce. In 2014 the Company sold 4,353 ounces of gold to Sandstorm at a fixed price of $509 per ounce and 4.70 million ounces of silver to Silver Wheaton at a fixed price of $4.18 per ounce. The Company sold 1.24 million ounces of silver at spot prices in 2014, 24% more than the 1.0 million ounces sold in 2013.

The Company incurred a net loss of $224.4 million ($1.48 per share) in 2014, mainly due to certain developments that the Company disclosed in the 2015 Guidance and other developments that the Company had disclosed earlier, that required $209.0 million ($1.37 per share) in non-cash impairment charges, compared with a net loss of $4.3 million ($0.04 per share) in 2013. The non-cash impairment charges include a $99.0 million goodwill impairment as a result of share price appreciation from the announcement date of the Brigus acquisition to the close date, plus a further $75.0 million impairment of Black Fox due to the early depletion of the open-pit, as disclosed in the 2015 Guidance, and a $35.0 million impairment of the Cerro del Gallo development project as a result of current economic conditions and the subsequent deferral of a construction decision, as also disclosed in the 2015 Guidance.

Adjusted net income for 2014 was $5.4 million ($0.04 per share) compared with adjusted net income of $38.7 million ($0.36 per share) in 2013. Adjusted net income primarily excludes the impact of impairment charges in 2014 on the Black Fox Complex and the Cerro del Gallo project, foreign exchange rate changes on deferred tax balances in both periods and deferred taxes resulting from the introduction of the new royalty tax in Mexico in 2013.

Operating cash flow before working capital changes was $73.7 million ($0.48 per share) in 2014, compared to $72.4 million ($0.67 per share) in 2013.

Balance Sheet Strengthened

The Company’s liquidity position at December 31, 2014 was $62.4 million, comprising cash of $27.4 million, up from the September 30, 2014 balance of $22.1 million, plus $35.0 million of undrawn credit facility.

On February 9, 2015 the Company closed a $75 million offering of 5.75% convertible unsecured subordinated debentures, maturing on February 28, 2020. This has improved the Company’s current liquidity positon to $134.0 million.

The Company generated strong operating cash flow in 2014 and has continued to invest in its operations with total capital expenditures of $112.3 million spent during the year. The Company also repaid $63.3 million of debt and interest in 2014, including repaying the remaining $27.2 million of the promissory note previously held by Goldcorp Inc., plus $20.9 million in senior secured notes and $1.9 million of convertible debentures both assumed upon the acquisition of Brigus.

Production Growth Continues in 2015

In 2015 Primero expects to increase production to between 250,000 and 270,000 gold equivalent ounces, up to 20% higher than 2014, due to increased production from both San Dimas and Black Fox. Cash costs for 2015 are expected to be in the range of $650 to $700 per gold equivalent ounce, or between $1,000 and $1,100 per ounce on an all-in sustaining cost basis.

Total capital expenditures during 2015 are expected to be approximately $66.7 million excluding capitalized exploration costs of $18.6 million. Primero’s 2015 production outlook is summarized in the following table:

Production Outlook	Black Fox	San Dimas	Estimated 2015
Attributable gold equivalent production[1] (gold equivalent ounces)	75,000-85,000	175,000-185,000	250,000-270,000
Gold Production (ounces)	75,000-85,000	145,000-155,000	220,000-240,000
Silver Production[7] (million ounces)		6.5-7.5	6.5-7.5
Total cash costs[2] (per gold equivalent ounce)	$820-$870	$590-$640	$650-$700
All-in Sustaining Costs[6] (per gold ounce)	$1,075-$1,125	$840-$890	$1,000-$1,100

Material assumptions used to forecast total cash costs for 2015 include: an average gold price of $1,200 per ounce; an average silver price of $5.21 per ounce (calculated using the silver purchase agreement contract price of $4.20 per ounce and assuming excess silver beyond contract requirements is sold at an average silver price of $18 per ounce); and conservative foreign exchange rates of 1.10 Canadian dollars and 13 Mexican pesos to the US dollar.

Strengthened Management Team

In September 2014 the Company announced the intended closure of the Vancouver office and the appointment of Wendy Kaufman as C.F.O. Wendy is a Chartered Professional Accountant with 20 years of financial management experience in the mining sector. She has served in a variety of senior executive positions, most recently as Vice President, Finance and Treasury at Inmet Mining Corporation.

On February 2, 2015 the Company also announced the appointment of Ernest (“Ernie”) Mast as President and C.O.O. Ernie is a metallurgical engineer with over 25 years of international mining experience. He previously held leadership positions with Copper Mountain Mining, New Gold Inc., Minera Panama (subsidiary of Inmet Mining) and Xstrata. Ernie has a Master's degree in Metallurgical Engineering from McGill University, is a registered professional engineer and is fluent in English, Spanish and French.

The Company has also appointed Ms. Maria-Luisa Sinclair as Vice President, Human Resources, effective January 2, 2015. Maria-Luisa has supported Primero for nearly 2 years, initially as a consultant and then as Director, Human Resources. She brings close to 25 years of international human resources experience in the mining sector with particular expertise in Latin America. Maria-Luisa has previously held key human resource positions with Placer Dome Inc., Pan American Silver Corp., Baja Mining Corp. and Skye Resources Inc.

The Company is confident that the addition of these experienced executives will enhance its ability to further optimize and expand its existing mines, improving its profitability and strengthening Primero into a leading intermediate gold producer with a portfolio of high quality, low cost precious metals assets in the Americas.

Commitment to Corporate Responsibility and the Safety of its Workers

Primero is committed to the safety, health and well-being of its workers and their families. The Company is pleased with its year on year reduction in All Injury Frequency Rate (“AIFR”), down a further 40% at San Dimas in 2014 - representing the 9th consecutive year of AIFR reductions (5th consecutive year with Primero as the operator), and down 34% at Black Fox in 2014.

Primero’s safety culture continues to develop, as exemplified at the Black Fox mine, which celebrated more than one year without any lost time injury in June 2014. San Dimas employees are also particularly proud of the special recognition presented to them by the Durango State Secretary of Labor and Social Welfare regarding the safety performance at the San Dimas mine. Primero employees also achieved 1st place standing in regional mine rescue and first aid competitions in Mexico and Ontario respectively.

Primero is committed to maintaining a vibrant, economically diverse local community through programs such as the “Activa Tayoltita” cultural and recreational activities, which included education and sporting events and the construction of three new recreation parks in Tayoltita. Additionally, the Company works with local Ejidos in Mexico and First Nations in Canada, generating employment and business opportunities within their respective communities.

We strive at all times to act with responsibility and transparency in our actions and our sustainability reporting practices, providing accurate comparison and intensity measurements of our environmental performance. Primero continuously reviews its environmental performance and is on track to renew its clean industry certification (Certificacion Empresa Limpia) at the San Dimas mine in 2015.

Conference Call and Webcast Details

The Company's senior management will host a conference call today, Thursday, February 12, 2015 at 10:00 a.m. (ET), to discuss these results. Participants may join the call by dialing North America toll free 1-888-789-9572 or 1 (416) 695-7806 for calls outside Canada and the U.S. and entering the participant passcode 5259185#.

A live and archived webcast of the conference call will also be available at www.primeromining.com under the News and Events section or by clicking here: http://www.gowebcasting.com/6269

A recorded playback of the call will be available until May 19, 2015, by dialing North America toll free 1-800-408-3053 or 1 905-694-9451 for calls outside Canada and the U.S. and entering the call back passcode 5259185#. This release should be read in conjunction with Primero’s audited year-end 2014 financial statements and MD&A report on the Company's website, www.primeromining.com, or on the SEDAR website at www.sedar.com.

(1) “Gold equivalent ounces” include silver ounces produced at San Dimas, and converted to a gold equivalent based on a ratio of the average commodity prices realized for each period. The ratio for the fourth quarter 2014 was 287:1 based on the average realized prices of $1,207 per ounce of gold and $4.20 per ounce of silver. The ratio for full-year 2014 was 170:1 based on the average realized prices of $1,265 per ounce of gold and $7.46 per ounce of silver. The ratio used for the 2015 guidance projection is 230:1 based on estimated average prices of $1,200 per ounce of gold and $5.21 per ounce of silver.

(2) Total cash costs per gold equivalent ounce and total cash costs per gold ounce on a by-product basis are non-GAAP measures. Total cash costs per gold equivalent ounce are defined as costs of production (including refining costs) divided by the total number of gold equivalent ounces produced. Total cash costs per gold ounce on a by-product basis are calculated by deducting the by-product silver credits from operating costs and dividing by the total number of gold ounces produced. The Company reports total cash costs on a production basis. In the gold mining industry, these are common performance measures but do not have any standardized meaning, and are non-GAAP measures. As such, they are unlikely to be comparable to similar measures presented by other issuers. In reporting total cash costs per gold equivalent and total cash costs per gold ounce on a by-product basis, the Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company’s performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s 2014 annual MD&A for a reconciliation of cash costs per gold ounce on both a by-product and gold equivalent basis to reported operating expenses (the most directly comparable GAAP measure).

(3) “Operating cash flow” is operating cash flow before working capital changes. This and operating cash flows before working capital changes per share are non-GAAP measures which the Company believes provides a better indicator of the Company’s ability to generate cash flow from its mining operations. See the Company’s 2014 annual audited financial statements and MD&A for a reconciliation of operating cash flows to GAAP.

(4) The non-cash impairment charges in the fourth quarter of 2014 were against the carrying amount of the Black Fox mine and the Cerro del Gallo project and were the consequence of certain developments that the Company announced in its guidance news release on January 20, 2015 (the “2015 Guidance”). The non-cash charges against the Black Fox mine were primarily due to the early depletion of the open-pit, as disclosed in the 2015 Guidance, and the non-cash charges against the Cerro del Gallo project were primarily due to current economic conditions and the subsequent deferral of a construction decision, as also disclosed in the 2015 Guidance.

(5) Adjusted net income/loss and adjusted net income/loss per share are non-GAAP measures. Neither of these non-GAAP performance measures has any standardized meaning and is therefore unlikely to be comparable to other measures presented by other issuers. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company’s performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to the Company’s 2014 MD&A for a reconciliation of adjusted net income/loss to reported net income.

(6) The Company, in conjunction with an initiative undertaken within the gold mining industry, has adopted an all-in sustaining cost non-GAAP performance measure that the Company believes more fully defines the total cost associated with producing gold; however, this performance measure has no standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a gold ounces produced basis. Refer to the Company’s 2014 annual audited financial statements and MD&A for a reconciliation of all-in sustaining costs per gold ounce.

(7) Upon the acquisition of the San Dimas mine, the Company was required to assume a silver purchase agreement with Silver Wheaton. According to the silver purchase agreement until August 6, 2014 Primero will deliver to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of silver produced at San Dimas and 50% of any excess at $4.04 per ounce (increasing by 1% per year). Thereafter Primero will deliver to Silver Wheaton a per annum amount equal to the first 6.0 million ounces of silver produced at San Dimas and 50% of any excess at $4.20 per ounce (increasing by 1% per year). The Company will receive silver spot prices only after the annual threshold amount has been delivered.

(8) Upon the acquisition of the Black Fox mine the Company was required to assume a gold purchase agreement with Sandstorm. According to the gold purchase agreement, Sandstorm is entitled to acquire 8% of production at the Black Fox mine and 6.3% at the Black Fox Extension for a fixed price of $509 per ounce (subject to an inflationary adjustment, not to exceed 2% per year).

About Primero

Primero Mining Corp. is a Canadian-based precious metals producer that owns 100% of the San Dimas gold-silver mine and the Cerro del Gallo gold-silver-copper development project in Mexico and 100% of the Black Fox mine and adjoining properties in the Township of Black River-Matheson near Timmins, Ontario, Canada. Primero offers immediate exposure to un-hedged, below average cash cost gold production with a substantial resource base in politically stable jurisdictions. The Company is focused on becoming a leading intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas.

Primero’s website is www.primeromining.com.

For further information, please contact:

Tamara Brown
VP, Investor Relations
Tel: (416) 814 3168
tbrown@primeromining.com

CAUTIONARY NOTE ON FORWARD-LOOKING INFORMATION

This news release contains “forward-looking statements”, within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business and operations of Primero Mining Corp. and its consolidated subsidiaries (collectively, “Primero” or the “Company”). All statements, other than statements of historical fact, are forward-looking statements. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects”, “is expected”, “if approved”, “forecasts”, “intends”, “anticipates”, “believes” or variations of such words and phrases or statements that certain actions, events or results “are anticipated”, “may”, “could”, “would”, “might” or “will require”, “occur” or “be achieved” or the negative connotation thereof.

Forward-looking information is also identifiable in statements of currently occurring matters which will continue in future or other statements that may be stated in the present tense and are not historical facts. Forward-looking statements in this news release include, but are not limited to, statements regarding the level of gold equivalent production at San Dimas and Black Fox; the realization of silver sales at spot prices; the amount of gold equivalent ounces produced in 2015, the cash costs and all-in sustaining costs for 2015; the capital expenditures in 2015; the underground development in 2015; the amount of ore from the Company’s operations in 2015; the plans for Cero del Gallo and the intentions to make a construction decision in respect of the project; the probability of encountering high grade mineralization in, and the exploration potential of, the Company’s exploration targets; optimization and expansion initiatives; and the Company’s intentions to become an intermediate gold producer.

The assumptions made by the Company in preparing the forward-looking information contained in this news release, which may prove to be incorrect, include, but are not limited to: the expectations and beliefs of management; the specific assumptions set forth above in this news release; that there are no significant disruptions affecting operations; that development and expansion at San Dimas proceeds on a basis consistent with current expectations and the Company does not change its development and exploration plans; that the exchange rate between the Canadian dollar, Mexican peso and the United States dollar remain consistent with current levels or as set out in this news release; that prices for gold and silver remain consistent with the Company's expectations; that production meets expectations; that the Company will sell some of its silver production at spot prices in 2015; that the Company identifies higher grade veins in sufficient quantities of minable ore at its operations; that there are no material variations in the current tax and regulatory environment; that the Company will receive required permits and access to surface rights; that the Company can access financing, appropriate equipment and sufficient labour; that the political environment within Mexico will continue to support the development of environmentally safe mining projects.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, performance or achievements of Primero to be materially different from those expressed or implied by such forward-looking statements, including: the Company may not be able to achieve planned production levels; or generate significant free cash flow, the Company may not be able to expand production at San Dimas, or realize anticipated production levels; the Company may not be able to develop the Cerro del Gallo asset or realize anticipated production levels, the Company may be required to change its development and exploration plans with a negative impact on production; the Company may not discover mineralization in minable quantities; the exchange rate between the Canadian dollar, the Mexican peso and the United States dollar may change with an adverse impact on the Company’s financial results; the optimization and expansion initiatives may not provide the benefits anticipated; the Company may not be able to become an intermediate gold producer by building a portfolio of high quality, low cost precious metals assets in the Americas. Certain of these factors are discussed in greater detail in Primero’s registration statement on Form 40-F on file with the U.S. Securities and Exchange Commission, and its most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and available at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. In addition, although Primero has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Forward-looking statements are provided for the purpose of providing information about management’s current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Primero does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

SUMMARIZED FINANCIAL AND OPERATING RESULTS AND FINANCIAL STATEMENTS FOLLOW

SUMMARIZED FINANCIAL & OPERATING RESULTS

(in thousands of United States dollars, except per share and per ounce amounts - unaudited)

SUMMARIZED FINANCIAL DATA

	Three months ended	Year ended December 31,
	December31,
	2014	2014¹	2013	2012
Key Performance Data
Tonnes of ore milled	482,922	1,593,005	766,930	721,264
Produced
Gold equivalent (ounces)	62,209	225,054	143,114	111,132
Gold (ounces)	56,140	189,943	111,983	87,900
Silver (million ounces)	1.74	6.15	6.05	5.13
Sold
Gold equivalent (ounces)	59,817	220,067	143,972	110,078
Gold (ounces)	54,406	185,286	112,846	87,384
Silver (million ounces)	1.56	5.94	6.17	5.02
Average realized prices
Gold ($/ounce)²	$1,188	$1,243	$1,394	$1,662
Silver($/ounce)²	$4.20	$7.46	$6.97	$7.52
Average gold London PM fix	$1,201	$1,266	$1,411	$1,669
Total cash costs (per gold ounce)
Gold equivalent basis	$701	$687	$599	$636
By-product basis	$657	$579	$389	$366
All-in sustaining costs (per gold ounce)	$1,196	$1,222	$1,077	$1,134

Financial Data
(in thousands of US dollars except per share amounts)
Revenues	71,171	274,612	200,326	182,939
Earnings from mine operations	18,537	52,663	76,004	79,389
Net (loss) income	(109,964)	(224,384)	(4,250)	49,553
Adjusted net (loss) income	(5,054)	5,365	38,668	41,292
Basic (loss) income per share	(0.69)	(1.48)	(0.04)	0.54
Diluted (loss) income per share	(0.69)	(1.48)	(0.04)	0.54
Adjusted net (loss) income per share	(0.03)	0.04	0.36	0.45
Operating cash flows before working capital changes	18,209	73,658	72,396	88,808
Assets
Mining interests	881,480	881,480	636,253	496,132
Total assets	1,002,820	1,002,820	800,822	670,506
Liabilities
Long-term liabilities	190,213	190,213	94,039	47,253
Total liabilities	254,835	254,835	139,732	98,768
Equity	747,985	747,985	661,090	574,738
Weighted average shares outstanding (basic)(000's)	160,133	152,064	108,528	91,469
Weighted average shares outstanding (diluted)(000's)	160,133	152,064	108,528	91,635

(1)	Includes the results for the period for which the Black Fox Complex assets, acquired on March 5, 2014, were owned by Primero (March 5, 2014 to December 31, 2014).

(2)

Average realized gold and silver prices reflect the impact of the gold purchase agreement with Sandstorm at the Black Fox mine and the silver purchase agreement with Silver Wheaton Caymans at the San Dimas mine (see “Other liquidity considerations in the Company’s 2014 year-end MD&A”).

SUMMARIZED OPERATING DATA

SAN DIMAS

	Year ended		Three months ended
	31-Dec-14	31-Dec-13	31-Dec-14	30-Sep-14 30-Jun-14		31-M ar-14	31-Dec-13
Key Performance Data
Tonnes of ore mined	897,445	792,239	253,531	229,589	196,025	218,032	205,345
Tonnes of ore milled	898,915	766,930	261,859	219,656	218,830	198,570	181,626
Average millhead grade (gram s/tonne)
Gold	4.63	4.67	4.49	4.34	4.97	4.76	5.17
Silver	232	258	224	216	230	260	292
Average recovery rate(% )
Gold	94%	97%	95%	95%	94%	93%	96%
Silver	92%	95%	92%	92%	92%	91%	94%
Produced
Gold equivalent (ounces)	161,170	143,114	41,875	37,385	46,248	35,662	34,371
Gold (ounces)	126,059	111,983	35,806	29,176	32,895	28,182	29,097
Silver (million ounces)	6.15	6.05	1.74	1.41	1.49	1.51	1.60
Sold
Gold equivalent (ounces)	157,063	143,972	39,178	40,221	45,737	31,926	37,733
Gold (ounces)	122,282	112,846	33,767	31,713	31,542	25,260	32,157
Silver at fixed price (million ounces)	4.70	5.17	1.56	1.17	0.82	1.15	1.69
Silver at spot (million ounces)	1.24	1.00	-	0.29	0.76	0.19	-
Average realized price (per ounce)
Gold	$1,265	$1,394	$1,207	$1,275	$1,286	$1,300	$1,265
Silver¹	$7.46	$6.97	$4.20	$7.43	$11.56	$6.44	$4.16
Total cash costs (per gold ounce)
Gold equivalent basis	$628	$599	$654	$690	$551	$632	$660
By-product basis	$448	$389	$576	$526	$252	$455	$550
All-in sustaining costs (per ounce)²	$826	$858	$897	$919	$626	$893	$1,151
Revenue($000's)	$198,864	$200,326	$47,289	$51,273	$58,803	$41,499	$47,737
Earnings from mine operations($000	$49,195	$76,004	$6,478	$10,599	$20,350	$11,768	$13,745

(1)	Average realized silver prices reflect the impact of the silver purchase agreement with Silver Wheaton Caymans (see “Other liquidity considerations in the Company’s 2014 year-end MD&A”).

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s 2014 year-end MD&A for a reconciliation to operating expenses.

BLACK FOX

	For the period	Three months ended			For the period
	Decem ber31,				M arch5,2014 -
	2014	31-Dec-14	30-Sep-14	30-Jun-14	M arch31,2014
Key Performance Data
Open pit mining
Tonnes of ore mined	764,234	228,798	232,985	247,029	55,422
Strip ratio	7.55	10.00	6.78	8.10	12.66
Average grade (grams/tonne)
Gold	2.13	1.91	2.61	1.85	2.17
Underground mining
Tonnes of ore mined	122,434	51,719	20,880	41,739	8,096
Average grade (grams/tonne)
Gold	4.15	5.92	5.78	4.33	5.65
Open pit and underground
Tonnes of ore milled	694,090	221,063	223,083	209,948	39,996
Average millhead grade (grams/tonne)	3.00	3.00	3.24	2.69	3.36
Average recovery rate(% )
Gold	95%	96%	96%	95%	95%
Produced
Gold (ounces)	63,884	20,334	22,288	17,166	4,096
Sold
Gold at spot price (ounces)	58,651	19,491	18,432	15,720	5,008
Gold at fixed price (ounces)	4,353	1,148	1,556	1,334	315
Average realized price (per ounce)
Gold	$1,202	$1,157	$1,212	$1,224	$1,272
Total cash costs (per gold ounce)¹	$837	$799	$688	$998	$1,154
All-insustainingcosts(perounce)²	$1,428	$1,374	$1,202	$1,771	$1,480
Revenue($000's)	$75,748	$23,882	$24,230	$20,866	$6,770
Earnings from mine operations($000's)	$3,468	$12,060	($4,415)	($674)	($3,503)

(1)

The Company reports total cash costs on a production basis, where the prior owner of Black Fox reported total cash costs on a sales basis, consequently the reported total cash costs, cash costs per gold ounce, and all-in sustaining costs per ounce for Black Fox for historical periods will differ from those reported by the prior owner.

(2)

Total cash costs per gold ounce on a gold equivalent and by-product basis and all-in sustaining costs are non-GAAP financial measures. Refer to the Company’s 2014 year-end MD&A for a reconciliation to operating expenses.

PRIMERO MINING CO RP.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
THREE MONTHS AND YEARS ENDED DECEMBER 31,2014 AND 2013
(In thousands of United States dollars, except for share and per share amounts)

	Unaudited		Audited

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
	$	$	$	$

Revenue	71,171	47,737	274,612	200,326
Operating expenses	(46,709)	(23,494)	(159,280)	(88,086)
Depreciation and depletion	(5,925)	(10,498)	(62,669)	(36,236)
Total cost of sales	(52,634)	(33,992)	(221,949)	(124,322)
Earnings from mine operations	18,537	13,745	52,663	76,004
Mining interests impairment charge	(110,000)	-	(110,000)	-
Good will impairment charge	-	-	(98,961)	-
Exploration expenses	(577)	(428)	(1,816)	(431)
General and administrative expenses	(7,107)	(7,682)	(36,806)	(24,470)
(Loss) earnings from operations	(99,147)	5,635	(194,920)	51,103
Transaction costs and other expenses	(320)	(1,920)	(9,203)	(8,590)
Foreign exchange gain (loss)	2,721	169	2,691	(798)
Finance income	167	83	429	296
Finance expense	(2,352)	206	(6,970)	(674)
Share of equity-accounted investment results	(145)	(94)	(975)	(187)
(Loss) gain on derivative liability	(173)	-	2,291	-
(Loss) earnings before income taxes	(99,249)	4,079	(206,657)	41,150
Income tax expense	(10,715)	(39,974)	(17,727)	(45,400)
Net loss for the year	(109,964)	(35,895)	(224,384)	(4,250)
Other comprehensive income Items not subsequently reclassified to profit or loss:
Exchange differences on translation of foreign operations	221	245	(61)	(3,580)
Items that may be subsequently reclassified to profit or loss:
Mark-to-market losses on available-for- sale securities	(12)	-	(456)	-
Total comprehensive loss for the year	(109,755)	(35,650)	(224,901)	(7,830)
Basic loss per share	(0.69)	(0.31)	(1.48)	(0.04)
Diluted loss per share	(0.69)	(0.31)	(1.48)	(0.04)
Weighted average number of common shares outstanding
Basic	160,133,070	115,691,337	152,063,899	108,528,425
Diluted	160,133,070	115,691,337	152,063,899	108,528,425

PRIMERO MINING CO RP.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
(In thousand of United States dollars)

	December 31,	December 31,
	2014	2013
	$	$

Assets
Current assets
Cash and cash equivalents	27,389	110,711
Trade and other receivables	7,607	4,794
Taxes receivable	25,724	10,224
Prepaid expenses	6,633	7,729
Inventories	20,366	12,171
Total current assets	87,719	145,629

Non-current assets
Restricted cash	17,646	-
Mining interests	881,480	636,253
Deferred tax asset	611	17,898
Inventories	14,309	-
Equity investment	384	1,042
Available for sale investment	671	-
Total assets	1,002,820	800,822

Liabilities
Current liabilities
Trade and other payables	50,743	33,958
Taxes payable	8,263	6,735
Current portion of long-term debt	5,616	5,000
Total current liabilities	64,622	45,693

Non-current liabilities
Taxes payable	11,295	8,456
Deferred tax liability	50,374	47,660
Decommissioning liability	32,566	8,730
Long-term debt	89,771	22,214
Other long-term liabilities	4,802	6,979
Derivative liability	1,405	-
Total liabilities	254,835	139,732

Equity
Share capital	858,761	553,518
Warrant reserve	34,782	34,237
Share-based payment reserve	21,526	15,518
Accumulated other comprehensive income	(5,161)	(4,644)
Retained earnings	(161,923)	62,461
Total equity	747,985	661,090
Total liabilities and equity	1,002,820	800,822

PRIMERO M IN IN G CO RP.
CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE MONTHS AND YEARS ENDED DECEMBER 31,2014 AND 2013
(In thousands of United States dollars)

	Unaudited		Audited
	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Operating activities
(Loss) earnings before income taxes	(99,249)	4,079	(206,657)	41,150
Adjustments for:
Mining interests impairment charge	110,000	-	110,000	-
Good will impairment charge	-	-	98,961	-
Depreciation and depletion	5,925	10,498	62,669	36,236
Payments relating to decommissioning liability	-	(146)	-	(199)
Share-based payments -Stock Option plan	177	39	994	200
Share-based payments -Phantom Share Unit plan	(57)	581	9,743	6,585
Payments made under the Phantom Share Unit Plan	(540)	(655)	(10,051)	(13,481)
Unrealized loss on equity accounted investment	146	94	975	187
Unrealized (loss) gain on derivative liability	174	-	(2,291)	-
W rite-off of assets	13	104	1,329	269
W rite-down of inventory	-	-	1,750	-
Unrealized foreign exchange loss	30	192	1,839	2,414
Taxes paid	(595)	(459)	(2,144)	(1,343)
Other adjustments
Finance income (disclosed in investing activities)	(167)	(83)	(429)	(296)
Finance expense	2,352	(206)	6,970	674
Operating cash flow before working capital changes	18,209	14,038	73,658	72,396

Changes in non-cash working capital	5,381	11,408	(29,446)	(2,591)
Cash provided by operating activities	23,590	25,446	44,212	69,805

Investing activities
Expenditures on mining interests	(30,771)	(25,227)	(112,294)	(71,481)
Acquisition of Brigus Gold Corp (net)	-	-	(7,773)	-
Acquisition of Cerro Resources NL	-	-	-	(3,373)
Acquisition of remaining interest in Cerro de Gallo pro	-	(8,000)	-	(8,000)
Equity investment in Santana Minerals Limited	-	-	(343)	(1,254)
Interest received	167	83	429	296
Cash used in investing activities	(30,604)	(33,144)	(119,981)	(83,812)

Financing activities
Repayment of debt	(1,392)	(5,000)	(58,896)	(12,786)
Proceeds on exercise of options and warrants	71	-	9,944	1,916
Proceeds on issuance off low-through shares (net)	6,871	-	14,633	-
Interest paid	(573)	(2,057)	(4,390)	(2,057)
Drawdown of line of credit, net of transaction costs	9,664	-	37,470	-
Cash provided by (used in) financing activities	14,367	(7,057)	(1,239)	(12,927)

Effect of foreign exchange rate changes on cash	(2,020)	(243)	(6,314)	(1,599)

Increase (decrease) in cash	5,333	(14,998)	(83,322)	(28,533)
Cash and cash equivalents, beginning of period	22,056	125,709	110,711	139,244
Cash and cash equivalents, end of period	27,389	110,711	27,389	110,711